Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2022 and 2021

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Jun. 30,	Dec. 31,
	Note	2022	2021
Assets
Current assets
Cash		$258,556	$270,989
Trade and other receivables	6	101,488	204,081
Inventories	7	192,671	158,453
Prepaid expenses and other current assets		14,284	15,338
Other financial assets	8	51,086	7,867
Taxes receivable		1,652	-
		619,737	656,728
Receivables	6	16,430	16,084
Inventories	7	26,696	37,573
Other financial assets	8	9,383	11,158
Intangibles and other assets	9	19,424	20,138
Property, plant and equipment	10	3,580,815	3,740,966
Deferred tax assets		110,242	133,584
		$4,382,727	$4,616,231
Liabilities
Current liabilities
Trade and other payables		$214,252	$207,777
Taxes payable		9,563	15,243
Other liabilities	11	42,799	63,002
Other financial liabilities	12	11,280	29,308
Gold prepayment liability	3, 13	70,500	71,394
Lease liabilities	14	25,046	33,529
Deferred revenue	16	65,926	88,963
		439,366	509,216
Other financial liabilities	12	53,217	52,358
Gold prepayment liability	3, 13	33,219	68,614
Lease liabilities	14	46,007	44,473
Long-term debt	15	1,182,143	1,180,274
Deferred revenue	16	414,023	426,363
Pension obligations		13,398	6,252
Other employee benefits		90,570	128,588
Environmental and other provisions	17	281,825	461,501
Deferred tax liabilities		227,836	261,764
		2,781,604	3,139,403
Equity
Share capital	19b	1,780,192	1,778,848
Reserves		28,886	(182)
Retained earnings		(207,955)	(301,838)
		1,601,123	1,476,828
		$4,382,727	$4,616,231
Commitments (note 22)

HUDBAY MINERALS INC. Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars, except per share amounts)

	Note	Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
Revenue	5a	$415,454	$404,242	$794,073	$717,866
Cost of sales
Mine operating costs		238,635	222,755	450,895	401,186
Depreciation and amortization	5b	87,305	99,305	168,396	181,987
		325,940	322,060	619,291	583,173

Gross profit		89,514	82,182	174,782	134,693

Selling and administrative expenses		1,621	10,055	13,462	19,999
Exploration expenses	3	8,986	12,506	27,616	19,353
Environmental obligation adjustment	3, 17	(60,677)	(525)	(140,533)	(5,024)
Other (income) expenses	3, 5c	(1,303)	1,616	7,745	2,974
Impairment loss	5e	94,956	-	94,956	-
Results from operating activities		45,931	58,530	171,536	97,391
Net interest expense on long term debt	5d	16,911	17,305	33,809	38,538
Accretion on streaming arrangements	5d	7,357	10,536	12,193	26,064
Change in fair value of financial instruments	5d	(6,418)	8,566	798	47,573
Other net finance costs	5d	6,577	7,304	14,371	39,989
Net finance expense		24,427	43,711	61,171	152,164
Profit (loss) before tax		21,504	14,819	110,365	(54,773)
Tax (recovery) expense	18	(10,639)	18,214	14,407	8,724
Profit (loss) for the period		$32,143	$(3,395)	$95,958	$(63,497)

Profit (loss) per share
Basic and diluted		$0.12	$(0.01)	$0.37	$(0.24)

Weighted average number of common shares outstanding:
Basic	20	261,887,203	261,452,295	261,788,780	261,387,047
Diluted	20	262,250,995	261,452,295	262,257,603	261,387,047

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
Cash generated from operating activities:
Profit (loss) for the period		$32,143	$(3,395)	$95,958	$(63,497)
Tax (recovery) expense	18	(10,639)	18,214	14,407	8,724
Items not affecting cash:
Depreciation and amortization	5b	87,648	99,787	169,181	182,949
Share-based compensation		(7,618)	2,301	(4,315)	4,087
Net interest expense on long-term debt	5d	16,911	17,305	33,809	38,538
Accretion on streaming arrangements	5d	7,357	10,536	12,193	26,064
Change in fair value of financial instruments	5d	(6,418)	8,566	798	47,573
Other net finance costs	5d	6,577	7,304	14,371	39,989
Inventory adjustments		1,933	(723)	1,472	(1,446)
Amortization of deferred revenue and variable consideration	5a	(19,191)	(17,105)	(47,410)	(32,331)
Pension and other employee benefit payments, net of accruals		244	1,770	(464)	4,411
Environmental obligation adjustment	3, 17	(60,677)	(525)	(140,533)	(5,024)
Impairment loss	5e	94,956	-	94,956	-
Decommissioning and restoration payments	17	(4,888)	(5,304)	(8,229)	(9,941)
Other	23a	(4,860)	(333)	(9,474)	(6,644)
Taxes paid		(9,567)	(5,612)	(25,756)	(10,013)
Operating cash flow before change in non-cash working capital		123,911	132,786	200,964	223,439
Change in non-cash working capital	23b	41,695	(36,408)	27,949	(75,267)
		165,606	96,378	228,913	148,172
Cash used in investing activities:
Acquisition of property, plant and equipment		(78,873)	(100,555)	(134,767)	(183,505)
Net (purchase) sale of investments		(331)	1,081	(331)	1,081
Interest received		350	225	512	663
		(78,854)	(99,249)	(134,586)	(181,761)
Cash used in financing activities:
Issuance of senior unsecured notes, net of transaction costs	15a	-	(6)	-	591,922
Principal repayments	15a	-	-	-	(600,000)
Premium paid on redemption of notes		-	-	-	(22,878)
Interest paid on long-term debt		-	-	(31,875)	(50,835)
Financing costs		(2,955)	(4,144)	(6,106)	(7,730)
Lease payments	14	(9,955)	(8,973)	(19,818)	(18,746)
Gold prepayment repayments	13	(18,566)	-	(37,189)	-
Deferred Rosemont acquisition payment		(10,000)	-	(10,000)	-
Net proceeds from exercise of stock options		6	297	874	740
Dividends paid	19b	-	-	(2,075)	(2,090)
		(41,470)	(12,826)	(106,189)	(109,617)
Effect of movement in exchange rates on cash		(85)	(580)	(571)	(1,642)
Net increase (decrease) in cash		45,197	(16,277)	(12,433)	(144,848)
Cash, beginning of the period		213,359	310,564	270,989	439,135
Cash, end of the period		$258,556	$294,287	$258,556	$294,287

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Profit (Loss) (Unaudited and in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Profit (loss) for the period	$32,143	$(3,395)	$95,958	$(63,497)

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(7,803)	4,390	(4,495)	7,852
	(7,803)	4,390	(4,495)	7,852

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation (note 13)	990	(637)	1,165	(2,184)
Tax effect	(262)	171	(308)	587
Remeasurement - actuarial gain (loss)	12,611	(2,481)	30,628	18,068
Tax effect	979	(164)	1,769	(1,273)
	14,318	(3,111)	33,254	15,198

Other comprehensive income net of tax, for the period	6,515	1,279	28,759	23,050
Total comprehensive profit (loss) for the period	$38,658	$(2,116)	$124,717	$(40,447)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2021	$1,777,340	$55,937	$1,571	$(81,708)	$(53,334)	$1,699,806
Loss	-	-	-	-	(63,497)	(63,497)
Other comprehensive income	-	-	7,852	15,198	-	23,050
Total comprehensive income (loss)	-	-	7,852	15,198	(63,497)	(40,447)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(2,090)	(2,090)
Stock options	-	915	-	-	-	915
Issuance of shares related to stock options redeemed	1,138	(398)	-	-	-	740
Total contributions by and distributions to owners	1,138	517	-	-	(2,090)	(435)

Balance, June 30, 2021	$1,778,478	$56,454	$9,423	$(66,510)	$(118,921)	$1,658,924
Loss	-	-	-	-	(180,861)	(180,861)
Other comprehensive (loss) income	-	-	(6,516)	6,093	-	(423)
Total comprehensive (loss) income	-	-	(6,516)	6,093	(180,861)	(181,284)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(2,056)	(2,056)
Stock options	-	1,004	-	-	-	1,004
Issuance of shares related to stock options redeemed	370	(130)	-	-	-	240
Total contributions by and distributions to owners	370	874	-	-	(2,056)	(812)

Balance, December 31, 2021	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2022	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828
Profit	-	-	-	-	95,958	95,958
Other comprehensive (loss) income	-	-	(4,495)	33,254	-	28,759
Total comprehensive (loss) income	-	-	(4,495)	33,254	95,958	124,717
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(2,075)	(2,075)
Stock options	-	779	-	-	-	779
Issuance of shares related to stock options redeemed	1,344	(470)	-	-	-	874
Total contributions by and distributions to owners	1,344	309	-	-	(2,075)	(422)

Balance, June 30, 2022	$1,780,192	$57,637	$(1,588)	$(27,163)	$(207,955)	$1,601,123

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

1. Reporting entity

On January 1, 2017, Hudbay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. ("HMI" or the "Company"). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and six months ended June 30, 2022 and 2021 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at June 30, 2022 and 2021 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company ("Rosemont") and Mason Resources (US) Inc. ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), silver/gold doré, molybdenum concentrate and zinc metal. With assets in North and South America, Hudbay is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). Hudbay also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on August 8, 2022.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2021, except as noted below.

As a result of the recently released preliminary economic assessment ("PEA") of the Copper World Complex in Arizona, which includes the recently discovered Copper World deposit and the Rosemont deposit, management has assessed which property, plant and equipment assets associated with the previous, stand-alone development plan for the Rosemont deposit, may not be recoverable in the revised two-phase mine plan. In conducting this assessment, significant judgement was required to determine the extent and nature of usefulness of various fixed assets and previously capitalized development costs under the revised mine plan.

(c) Estimation uncertainty:

The Company has assessed the economic impacts of the novel coronavirus pandemic and Russia's invasion of Ukraine on its interim financial statements. As at June 30, 2022, management has determined that the Company's ability to execute its medium and longer term plans and the economic viability of its assets (including the carrying value of its long-lived assets and inventory valuations) are not materially  impacted.

In making this judgement, the Company has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. Reclassification of comparative amounts

Certain prior period amounts have been reclassified for consistency with the current period presentation. The Gold prepayment liability (note 13) has been reclassified to its own financial statement line item within the condensed consolidated interim balance sheet due to the size of the balance. The balance was previously included in other financial liabilities. Environmental obligation adjustment (note 17) has been reclassified to its own financial statement line item within the condensed consolidated interim income statements due to the significant increases in these balances. This balance was previously included in other (income) expenses. Evaluation expense has been reclassified and presented within other (income) expenses on the condensed consolidated interim income statement. This balance was previously included within exploration and evaluation expenses as well as other (income) expenses (note 5c). Environmental obligation adjustment was previously included within Other in the operating activities section of the condensed consolidated interim statements of cash flows and has now been reclassified to its own line within operating activities. These reclassifications had no effect on the previous reported net loss, cash generated from operating activities and net equity.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

4. New standards

New standards and interpretations not yet adopted

Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current (based on a substantive right to defer settlement). This amendment is in effect January 1, 2023 with early adoption permitted.  The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Copper	$230,752	$250,254	$439,741	$423,939
Zinc	88,741	77,374	155,167	159,477
Gold	90,318	57,885	157,870	100,077
Silver	8,906	7,227	15,527	13,624
Molybdenum	8,999	7,175	18,193	14,145
Other	1,980	2,604	4,417	4,163
Revenue from contracts	429,696	402,519	790,915	715,425
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	9,960	9,224	23,162	14,097
Amortization of deferred revenue - silver	9,231	7,881	21,003	16,617
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	3,245	1,617
	19,191	17,105	47,410	32,331
Pricing and volume adjustments [2]	(18,400)	(139)	(17,136)	(2,712)
	430,487	419,485	821,189	745,044
Treatment and refining charges	(15,033)	(15,243)	(27,116)	(27,178)
	$415,454	$404,242	$794,073	$717,866

1 See note 16.

2 Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 16). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2022, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a catch up adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase of revenue of $3,245 for the six months ended June 30, 2022 (June 30, 2021 - increase of revenue of $1,617).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

(b) Depreciation and amortization

Depreciation of PP&E and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cost of sales	$87,305	$99,305	$168,396	$181,987
Selling and administrative expenses	343	482	785	962
	$87,648	$99,787	$169,181	$182,949

(c) Other (income) expenses

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Regional costs	$858	$940	$2,077	$1,760
(Gain) loss on disposal of property, plant and equipment	(199)	7	(731)	(296)
Amortization of community costs (other assets)	695	508	1,257	861
Restructuring - Manitoba	3,662	-	4,410	-
Evaluation costs	716	310	7,752	578
Insurance recovery	(5,698)	-	(5,698)	-
Other	(1,337)	(149)	(1,322)	71
	$(1,303)	$1,616	$7,745	$2,974

During the first half of 2022, there were costs incurred related to the restructuring of the Manitoba operations in preparation for the closure of 777 mine, zinc plant and Flin Flon mill of $4,410. These costs were related to activities performed in advance of these closures in June 2022.

In June 2022, a gain was recorded to reflect the insurance recovery claim proceeds following a shaft incident at 777 in October 2020. The proceeds are expected to be received during the second half of 2022.

Evaluation expenses primarily relate to PEA study costs of Arizona's Copper World Complex.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

(d) Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net interest expense on long-term debt
Interest expense on long-term debt	$16,911	$17,305	$33,809	$38,538
Accretion on streaming arrangements (note 16)
Additions	7,357	10,536	14,720	25,470
Variable consideration adjustments - prior periods	-	-	(2,527)	594
	7,357	10,536	12,193	26,064
Change in fair value of financial assets and liabilities at fair value through profit or loss
Embedded derivatives (note 15)	-	-	-	49,754
Gold prepayment liability (note 13)	(7,043)	5,907	2,065	(6,593)
Investments	625	2,659	(1,267)	4,412
	(6,418)	8,566	798	47,573
Other net finance costs
Net foreign exchange (gain) loss	(2,227)	1,735	(721)	3,406
Accretion on community agreements measured at amortized cost	562	1,042	1,172	1,695
Accretion on environmental provisions (note 17)	1,997	1,166	3,889	2,027
Accretion on Wheaton refund liability	125	-	247	-
Withholding taxes	1,457	1,944	3,020	3,967
Premium paid on redemption of notes	-	-	-	22,878
Write-down of unamortized transaction costs	-	-	-	2,480
Loss (gain) on disposal of investments	3,132	(515)	3,132	(515)
Other finance expense	1,819	2,084	4,022	4,566
Interest income	(288)	(152)	(390)	(515)
	6,577	7,304	14,371	39,989
Net finance expense	$24,427	$43,711	$61,171	$152,164

Other finance expense relates primarily to fees on Hudbay's revolving credit facilities and leases.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

(e) Impairment loss

As a result of the recently released PEA of the Copper World Complex, which contemplates the mining of the recently discovered Copper World deposits and the Rosemont deposit in a two-phase mine plan, it was determined that certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit are no longer recoverable. As a result, during the second quarter of 2022, the Company recognized a pre-tax impairment loss of $94,956 related to these assets. The impairment loss was determined based on the specific identification of assets that are not expected to be recoverable under the Copper World Complex PEA. The Company presented the impairment losses within the Arizona segment in note 24. The fair value measurements used in the determination of impairment charges are categorized as level 2 based on the degree to which inputs are observable and have a significant effect on the recorded fair value.

6. Trade and other receivables

	Jun. 30, 2022	Dec. 31, 2021
Current
Trade receivables	$68,390	$166,524
Statutory receivables	16,569	31,191
Other receivables	16,529	6,366
	101,488	204,081
Non-current
Taxes receivable	16,430	16,084
	$117,918	$220,165

The decrease in trade receivables during the six months ended June 30, 2022 primarily relates to a decrease in provisionally priced receivables, as well as the receipt of payment for three shipments in early 2022 which were sold in 2021, representing 30,000 tonnes of copper concentrate.

7. Inventories

	Jun. 30, 2022	Dec. 31, 2021
Current
Stockpile	$33,073	$12,768
Work in progress	4,179	5,647
Finished goods	94,309	78,958
Materials and supplies	61,110	61,080
	192,671	158,453
Non-current
Stockpile	20,717	34,156
Materials and supplies	5,979	3,417
	26,696	37,573
	$219,367	$196,026

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $287,272 and $549,448 for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $295,444 and $532,842).

During the three and six months ended June 30, 2022, Hudbay recognized a recovery of $97 and $557 in cost of sales related to adjustments of the carrying value of Peru inventories to net realizable value (three and six months ended June 30, 2021 - recovery $723 and $1,446). Adjustments of the carrying value of inventories to net realizable value were related to changes in commodity prices.

8. Other financial assets

	Jun. 30, 2022	Dec. 31, 2021
Current
Derivative assets	$50,649	$7,430
Restricted cash	437	437
	51,086	7,867

Non-current
Investments at fair value through profit or loss	9,383	11,158
	$60,469	$19,025

The increase in derivative assets is the result of unrealized gains in fixed for floating swaps following a decline in copper prices. See note 21b.

9. Intangibles and other assets

Intangibles and other assets of $19,424 (December 31, 2021 - $20,138) includes $13,846 of other assets (December 31, 2021 - $14,240) and $5,578 of intangibles (December 31, 2021 - $5,898).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 12). Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other (income) expenses (note 5c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

10. Property, plant and equipment

Jun. 30, 2022	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment - ROU assets[1]	Total
Balance, Jan. 1, 2022	$88,207	$858,230	$2,434,000	$2,983,919	$259,726	$6,624,082
Additions	8,061	63,279	464	18,034	20,273	110,111
Capitalized stripping and development	-	-	51,448	-	-	51,448
Decommissioning and restoration	-	-	(10,940)	(20,859)	-	(31,799)
Derecognition of assets - cost	-	-	(428,859)	(294,533)	(2,950)	(726,342)
Capitalized accretion and depreciation	-	870	-	(44)	-	826
Transfers and other movements	-	(95,174)	754	94,832	(412)	-
Disposals	-	-	-	(1,399)	(9,930)	(11,329)
Impairment (Note 5e)	-	(94,956)	-	-	-	(94,956)
Effects of movements in exchange rates	(254)	(1,561)	(9,177)	(15,346)	(1,330)	(27,668)
Balance, Jun. 30, 2022	96,014	730,688	2,037,690	2,764,604	265,377	5,894,373

Accumulated depreciation
Balance, Jan. 1, 2022	-	-	1,284,369	1,445,122	153,625	2,883,116
Depreciation for the period	-	-	74,602	87,782	13,309	175,693
Derecognition of assets - accumulated depreciation	-	-	(428,859)	(294,533)	(2,950)	(726,342)
Disposals	-	-	-	(966)	(1,705)	(2,671)
Effects of movement in exchange rates	-	-	(4,859)	(10,616)	(763)	(16,238)
Balance, Jun. 30, 2022	-	-	925,253	1,226,789	161,516	2,313,558
Net book value	$96,014	$730,688	$1,112,437	$1,537,815	$103,861	$3,580,815

1 Includes $4,630 of capital works in progress - ROU assets (costs) that relate to the Arizona business unit (December 31, 2021 - $5,112, related to the Arizona and Manitoba business unit).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

Dec. 31, 2021	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment - ROU assets[1]	Total
Balance, Jan. 1, 2021	$79,059	$957,162	$2,217,461	$2,793,719	$214,303	$6,261,704
Additions	9,084	268,090	1,731	17,735	49,695	346,335
Capitalized stripping and development	-	-	79,426	-	-	79,426
Decommissioning and restoration	-	(525)	4,630	139,911	-	144,016
Transfers and other movements	-	(357,381)	128,320	229,981	(920)	-
Impairment	-	-	(1,054)	(192,419)	-	(193,473)
Disposals	-	(5,941)	-	(10,803)	(3,544)	(20,288)
Effects of movements in exchange rates	64	(3,175)	3,486	5,795	192	6,362
Balance, Dec. 31, 2021	88,207	858,230	2,434,000	2,983,919	259,726	6,624,082

Accumulated depreciation
Balance, Jan. 1, 2021	-	-	1,126,274	1,271,581	132,194	2,530,049
Depreciation for the year	-	-	155,878	181,565	24,536	361,979
Disposals	-	-	-	(8,525)	(3,158)	(11,683)
Effects of movement in exchange rates	-	-	2,217	501	53	2,771
Balance, Dec. 31, 2021	-	-	1,284,369	1,445,122	153,625	2,883,116
Net book value	$88,207	$858,230	$1,149,631	$1,538,797	$106,101	$3,740,966

At June 30, 2022, capital works in progress decreased compared to December 31, 2021 as a result of a pre-tax impairment charge of $94,956 related to certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit that are no longer recoverable (see note 5e).

The closure of the Flin Flon operations in the second quarter of 2022 has led to the derecognition of fully depreciated assets. This resulted in a decrease in both the cost and accumulated depreciation of the Mining Properties and Plant and Equipment categories.

An indicator of impairment was identified in the three months ended June 30, 2022 as a result of the recently released PEA and new mine plan for the Copper World Complex in Arizona. As such, management determined that a detailed impairment evaluation as at June 30, 2022 was required for the Arizona CGU. Management determined that the fair value less cost to dispose exceeded the carrying value of the Arizona CGU, accordingly no impairment was recorded.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

11. Other liabilities

	Jun. 30, 2022	Dec. 31, 2021
Current
Environmental and other provisions (note 17)	$28,984	$41,017
Pension liability	8,231	10,472
Other employee benefits	3,569	3,530
Unearned revenue	2,015	7,983
	$42,799	$63,002

12. Other financial liabilities

	Jun. 30, 2022	Dec. 31, 2021
Current
Derivative liabilities	$5,555	$12,451
Deferred Rosemont acquisition consideration	-	9,713
Agreements with communities recorded at amortized cost	5,725	7,144
	11,280	29,308

Non-current
Deferred Rosemont acquisition consideration	18,333	17,805
Agreements with communities recorded at amortized cost	29,213	29,129
Wheaton refund liability (note 16)	5,671	5,424
	53,217	52,358
	$64,497	$81,666

The changes to agreements with communities recorded at amortized cost during the six months ended June 30, 2022 primarily relates to disbursements, partially offset by changes in estimates and effects of changes in foreign exchange.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

13. Gold prepayment liability

Gold prepayment liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2022	Dec. 31, 2021
Current	$70,500	$71,394
Non-current	33,219	68,614
	$103,719	$140,008

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2021	$137,031
Change in fair value recorded in profit or loss	293
Change in fair value recorded in other comprehensive income	2,684
Balance, December 31, 2021	$140,008
Change in fair value recorded in profit or loss (note 5d)	2,065
Change in fair value recorded in other comprehensive income	(1,165)
Repayments	(37,189)
Balance, June 30, 2022	$103,719

14. Lease liability

Balance, January 1, 2021	$63,514
Additional capitalized leases	49,695
Lease payments	(37,719)
Accretion and other movements [1]	2,512
Balance, December 31, 2021	$78,002
Additional capitalized leases	20,273
Lease payments	(19,818)
Derecognized leases	(7,802)
Accretion and other movements	398
Balance, June 30, 2022	$71,053

1 Includes $1,844 of sale lease back additions to ROU leases.

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2022	Dec. 31, 2021
Current	$25,046	$33,529
Non-current	46,007	44,473
	$71,053	$78,002

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

Hudbay has entered into leases which expire between 2022 and 2043. The interest rates on leases which were capitalized have interest rates between 2.50% and 7.43%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements, relating to leases for which a recognition exemption was applied.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Short-term leases	$9,510	$7,699	$21,280	$16,238
Low value leases	244	93	448	186
Variable leases	7,619	7,158	18,056	15,241
Total	$17,373	$14,950	$39,784	$31,665

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

15. Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2022	Dec. 31, 2021
Senior unsecured notes (a)	$1,186,953	$1,185,805
Less: Unamortized transaction costs - revolving credit facilities (b)	(4,810)	(5,531)
	$1,182,143	$1,180,274

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

(a) Senior unsecured notes

Balance, January 1, 2021	$1,139,695
Addition to Principal, net of $8,078 transaction costs	591,922
Principal repayments	(600,000)
Write-down of fair value of embedded derivative (prepayment option)	49,754
Write-down of unamortized transaction costs	2,480
Accretion of transaction costs and premiums	1,954
Balance, December 31, 2021	$1,185,805
Accretion of transaction costs and premiums	1,148
Balance, June 30, 2022	$1,186,953

As at June 30, 2022, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

(b) Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2021	$4,020
Accretion of transaction costs	(2,816)
Transaction costs	4,327
Balance, December 31, 2021	$5,531
Accretion of transaction costs	(828)
Transaction costs	107
Balance, June 30, 2022 [1]	$4,810

1 Balance, representing deferred transaction costs, is in an asset position.

As at June 30, 2022, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $86,445 in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. As at June 30, 2022, there were no cash advances under the credit facilities.

Surety bonds

The Arizona segment had $28,291 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $108,317 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

16. Deferred revenue

777 Stream Agreement

For the three and six months ended June 30, 2022, the drawdown rates for the 777 stream agreement for gold and silver were C$1,584 and C$31.28 per ounce, respectively (year ended December 31, 2021 - C$1,578 and CA$30.38 per ounce, respectively).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities in June 2022 following the depletion of reserves, Hudbay concludes that a portion of the stream deposit will not be repaid by means of precious metals credits from 777 production. As at June 30, 2022, the estimated repayment amount was recorded as a refund liability (note 12), which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

Peru Stream Agreement

For the three and six months ended June 30, 2022, the drawdown rates for the Peru stream agreement for gold and silver were $734 and $14.95 per ounce, respectively (year ended December 31, 2021 - $791 and $17.47 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2021	$546,684
Amortization of deferred revenue
Liability drawdown	(71,519)
Variable consideration adjustments - prior periods	(1,617)
Accretion on streaming arrangements
Current year additions	42,060
Variable consideration adjustments - prior periods	594
Reclass of refund liability (note 12)	(5,424)
Stream deposit	4,000
Effects of changes in foreign exchange	548
Balance, December 31, 2021	$515,326
Amortization of deferred revenue (note 5a)
Liability drawdown	(44,165)
Variable consideration adjustments - prior periods	(3,245)
Accretion on streaming arrangements (note 5d)
Current year-to-date additions	14,720
Variable consideration adjustments - prior periods	(2,527)
Effects of changes in foreign exchange	(160)
Balance, June 30, 2022	$479,949

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2022, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period catch up adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $3,245 and a decrease of finance expense of $2,527 for the six months ended June 30, 2022 (December 31, 2021 - increase in revenue of $1,617 and an increase of finance expense of $594).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2022	Dec. 31, 2021
Current	$65,926	$88,963
Non-current	414,023	426,363
	$479,949	$515,326

17. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Jun. 30, 2022	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$11,406	$4,889	$3,580	$2,746	$6,363	$28,984
Non-current	275,789	-	1,112	1,057	3,867	281,825
	$287,195	$4,889	$4,692	$3,803	$10,230	$310,809

Dec. 31, 2021	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 11)	$16,759	$8,107	$5,061	$4,622	$6,468	$41,017
Non-current	451,041	-	5,828	780	3,852	461,501
	$467,800	$8,107	$10,889	$5,402	$10,320	$502,518

The other category mainly consists of restructuring provisions related to the closure of the Flin Flon operations and other miscellaneous obligations primarily in the Arizona segment.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

The following table summarizes changes in decommissioning, restoration and similar liabilities ("DRO"):

Balance, December 31, 2021	$467,800
Changes in estimates to the provision	(6,473)
Disbursements	(8,229)
Unwinding of discount (note 5d)	3,889
Effect of change in discount rate	(166,543)
Effect of foreign exchange	(3,249)
Balance, June 30, 2022	$287,195

DRO are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the second quarter of 2022, the Company recorded a non-cash gain of $60,677 in the condensed consolidated income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. Both quarterly periods in 2022 were substantially impacted by an increase in long term, risk-free discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June of this year, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a gain in the condensed consolidated income statements.

As at June 30, 2022, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.45% to 3.45% per annum (March 31, 2022: 1.36% to 2.46% and December 31, 2021: 0.39% to 1.94% per annum), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

18. Income and mining taxes

The tax expense is applicable as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Current:
Income taxes	$7,477	$1,916	$12,954	$2,883
Mining taxes	3,220	9,429	8,198	13,673
Adjustments in respect of prior years	-	3	-	3
	10,697	11,348	21,152	16,559
Deferred:
Income tax expense (recoveries) - origination, revaluation and/or reversal of temporary differences	(21,463)	6,794	(11,862)	(19,698)
Mining tax expense - origination, revaluation and/or reversal of temporary difference	127	93	5,117	4,824
Adjustments in respect of prior years	-	(21)	-	7,039
	(21,336)	6,866	(6,745)	(7,835)
	$(10,639)	$18,214	$14,407	$8,724

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

19. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Six months ended Jun. 30, 2022		Year ended Dec. 31, 2021
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	261,598,312	$1,778,848	261,272,151	$1,777,340
Exercise of options	290,766	1,344	326,161	1,508
Balance, end of period	261,889,078	$1,780,192	261,598,312	$1,778,848

During the six months ended June 30, 2022, the Company declared a dividend of C$0.01 per share. The Company paid $2,075 in dividends on March 25, 2022 to shareholders of record as of March 8, 2022.

During the year ended December 31, 2021, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $2,090 and $2,056 in dividends on March 26, 2021 and September 24, 2021 to shareholders of record as of March 9, 2021 and September 3, 2021.

20. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Weighted average common shares outstanding
Basic	261,887,203	261,452,295	261,788,780	261,387,047
Plus net incremental shares from:
Assumed conversion: stock options	363,792	-	468,823	-
Diluted weighted average common shares outstanding	262,250,995	261,452,295	262,257,603	261,387,047

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive.

For the three and six months ended June 30, 2021, the determination of the diluted weighted-average number of common shares excludes the impact of 691,573 and 692,168 weighted-average stock options outstanding that were anti-dilutive as the Company recorded a loss in the financial period.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

21. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Jun. 30, 2022		Dec. 31, 2021
	FV	CV	FV	CV
Financial assets at amortized cost
Cash[1]	$258,556	$258,556	$270,989	$270,989
Restricted cash[1]	437	437	437	437
Fair value through profit or loss
Trade and other receivables 1, [2,3]	84,919	84,919	172,890	172,890
Non-hedge derivative assets [4]	50,649	50,649	7,430	7,430
Investments [5]	9,383	9,383	11,158	11,158
Total financial assets	$403,944	$403,944	$462,904	$462,904
Financial liabilities at amortized cost
Trade and other payables1, [2]	199,117	199,117	189,179	189,179
Deferred Rosemont acquisition consideration [8]	18,333	18,333	27,518	27,518
Agreements with communities [6]	26,563	34,938	33,947	36,273
Wheaton refund liability[10]	6,357	5,671	5,424	5,424
Senior unsecured notes [7]	993,756	1,186,953	1,239,018	1,185,805
Fair value through profit or loss
Gold prepayment liability [9]	103,719	103,719	140,008	140,008
Non-hedge derivative liabilities [4]	5,555	5,555	12,451	12,451
Total financial liabilities	$1,353,400	$1,554,286	$1,647,545	$1,596,658

1 Cash, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Excludes tax and other statutory amounts.

3 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.

4 Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

5 All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.

6 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

7 Fair value of the senior unsecured notes (note 15) has been determined using the quoted market price at period end.

8 Discounted value based on a risk adjusted discount rate.

9 The gold prepayment liability (note 13 is designated as fair value through profit or loss under the fair value option). Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the six months ended June 30, 2022 was a gain of $1,165 (year ended December 31, 2021 was a loss of $2,684).

10 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 16) and current market rate at period end for fair value.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2022	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$50,649	$-	$50,649
Investments	9,383	-	-	9,383
	$9,383	$50,649	$-	$60,032
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$5,555	$-	$5,555
Gold prepayment liability	-	103,719	-	103,719
Financial liabilities at amortized cost:
Agreements with communities	-	-	26,563	26,563
Wheaton refund liability	-	-	6,357	6,357
Senior unsecured notes	993,756	-	-	993,756
	$993,756	$109,274	$32,920	$1,135,950

December 31, 2021	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$7,430	$-	$7,430
Investments	11,158	-	-	11,158
	$11,158	$7,430	$-	$18,588
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$12,451	$-	$12,451
Gold prepayment liability	-	140,008	-	140,008
Financial liabilities at amortized cost:
Agreements with communities	-	-	33,947	33,947
Wheaton refund liability	-	-	5,424	5,424
Senior unsecured notes	1,239,018	-	-	1,239,018
	$1,239,018	$152,459	$39,371	$1,430,848

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months  ended June 30, 2022 and year ended December 31, 2021, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2021.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2022, Hudbay had 67.7 million pounds of net copper swaps outstanding at an effective average price of $4.41/lb and settling across July to November 2022. As at December 31, 2021, Hudbay had 72.8 million pounds of net copper swaps outstanding at an effective average price of $4.34/lb and settling across January to April 2022. The aggregate fair value of the transactions at June 30, 2022 was an asset of $45,094 (December 31, 2021 - a liability position of $5,440).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

Non-hedge derivative zinc contracts

Hudbay enters into future dated fixed price sales contracts with zinc customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. Hudbay held no forward zinc purchase contracts as at June 30, 2022. As at December 31, 2021, Hudbay held 3.1 million pounds of forward zinc purchase contracts with a price range of $1.44/lb to $1.52/lb. The aggregate fair value position at December 31, 2021 was an asset position of $419.

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

As at June 30, 2022 and December 31, 2021, Hudbay's net position consisted of contracts awaiting final pricing which are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Jun. 30, 2022	Dec. 31, 2021	Jun. 30, 2022	Dec. 31, 2021
Copper	pounds (in thousands)	71,014	75,681	3.74	4.42
Gold	oz	30,337	27,304	1,806	1,828
Silver	oz	139,163	125,800	20.30	23.33

The aggregate fair value of provisionally priced receivables within the copper and refined zinc sales contracts at June 30, 2022, was a liability position of $50,923 (December 31, 2021 - an asset position of $6,500).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 13) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at June 30, 2022 was a liability of $103,719 (December 31, 2021 - a liability of $140,008).

22. Commitments

Capital commitments

As at June 30, 2022, Hudbay had outstanding capital commitments in Canada of approximately $51,045 of which $49,489 can be terminated, approximately $32,888 in Peru, all of which can be terminated, and approximately $34,436 in Arizona, primarily related to the Copper World Complex, of which approximately $8,185 can be terminated by Hudbay.

23. Supplementary cash flow information

(a) Other cash (used in) / generated from operating activities:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Share based compensation paid	$-	$-	$(5,111)	$(6,626)
Insurance recovery (note 5c)	(5,698)	-	(5,698)	-
Other	838	(333)	1,335	(18)
	$(4,860)	$(333)	$(9,474)	$(6,644)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

(b) Change in non-cash working capital:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Change in:
Trade and other receivables	$85,431	$(7,664)	$106,146	$(22,614)
Other financial assets/liabilities	(55,261)	(19,609)	(50,535)	(19,419)
Inventories	(2,672)	7,227	(21,395)	(14,262)
Prepaid expenses	1,198	6,703	885	6,307
Trade and other payables	10,413	(1,969)	(845)	(22,767)
Provisions and other liabilities	2,586	(21,096)	(6,307)	(2,512)
	$41,695	$(36,408)	$27,949	$(75,267)

(c) Non-cash transactions:

During the six months ended June 30, 2022 and 2021, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net decrease in related property, plant and equipment assets of $31,799 (June 30, 2021 - a net decrease of $53,465), mainly related to changes to discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $20,273 (June 30, 2021 - $22,681) of capital additions related to the recognition of ROU assets. Property, plant and equipment and other assets include $1,653 of capital additions related to agreements with communities (June 30, 2021 - $19,945).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

24. Segmented information

Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended June 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$207,242	$208,212	$-	$-	$415,454
Cost of sales
Mine operating costs	138,104	100,531	-	-	238,635
Depreciation and amortization	39,494	47,811	-	-	87,305
Gross profit	29,644	59,870	-	-	89,514
Selling and administrative expenses	-	-	-	1,621	1,621
Exploration expenses	2,913	3,582	1,424	1,067	8,986
Environmental obligation adjustment	(60,677)	-	-	-	(60,677)
Other (income) expense	(1,420)	1,387	(1,288)	18	(1,303)
Impairment loss	-	-	94,956	-	94,956
Results from operating activities	$88,828	$54,901	$(95,092)	$(2,706)	$45,931
Net interest expense on long term debt					16,911
Accretion on streaming arrangements					7,357
Change in fair value of financial instruments					(6,418)
Other net finance costs					6,577
Profit before tax					21,504
Tax recovery					(10,639)
Profit for the period					$32,143

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

Three months ended June 30, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$197,312	$206,930	$-	$-	$404,242
Cost of sales
Mine operating costs	123,499	99,256	-	-	222,755
Depreciation and amortization	46,595	52,710	-	-	99,305
Gross profit	27,218	54,964	-	-	82,182
Selling and administrative expenses	-	-	-	10,055	10,055
Exploration expenses	1,262	3,150	7,889	205	12,506
Environmental obligation adjustment	(525)	-	-	-	(525)
Other expenses (income)	692	1,281	(278)	(79)	1,616
Results from operating activities	$25,789	$50,533	$(7,611)	$(10,181)	$58,530
Net interest expense on long term debt					17,305
Accretion on streaming arrangements					10,536
Change in fair value of financial instruments					8,566
Other net finance costs					7,304
Profit before tax					14,819
Tax expense					18,214
Loss for the period					$(3,395)

Six months ended June 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$384,481	$409,592	$-	$-	$794,073
Cost of sales
Mine operating costs	253,011	197,884	-	-	450,895
Depreciation and amortization	72,223	96,173	-	-	168,396
Gross profit	59,247	115,535	-	-	174,782
Selling and administrative expenses	-	-	-	13,462	13,462
Exploration expenses	8,919	6,185	11,256	1,256	27,616
Environmental obligation adjustment	(140,533)	-	-	-	(140,533)
Other (income) expense	(658)	3,038	5,296	69	7,745
Impairment loss	-	-	94,956	-	94,956
Results from operating activities	$191,519	$106,312	$(111,508)	$(14,787)	$171,536
Net interest expense on long term debt					33,809
Accretion on streaming arrangements					12,193
Change in fair value of financial instruments					798
Other net finance costs					14,371
Profit before tax					110,365
Tax expense					14,407
Profit for the period					$95,958

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2022 and 2021

Six months ended June 30, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$375,268	$342,598	$-	$-	$717,866
Cost of sales
Mine operating costs	224,077	177,109	-	-	401,186
Depreciation and amortization	88,842	93,145	-	-	181,987
Gross profit	62,349	72,344	-	-	134,693
Selling and administrative expenses	-	-	-	19,999	19,999
Exploration expenses	3,114	4,021	12,272	(54)	19,353
Environmental obligation adjustment	(5,024)	-	-	-	(5,024)
Other expenses (income)	746	2,357	(224)	95	2,974
Results from operating activities	$63,513	$65,966	$(12,048)	$(20,040)	$97,391
Net interest expense on long term debt					38,538
Accretion on streaming arrangements					26,064
Change in fair value of financial instruments					47,573
Other net finance costs					39,989
Loss before tax					(54,773)
Tax expense					8,724
Loss for the period					$(63,497)

June 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$770,539	$2,551,188	$676,032	$384,968	$4,382,727
Total liabilities	478,963	930,343	36,893	1,335,405	2,781,604
Property, plant and equipment[1]	697,524	2,178,490	662,892	41,909	3,580,815

1 Included in Corporate and other activities are $28.3 million of property, plant and equipment that is located in Nevada.

December 31, 2021
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$812,137	$2,624,251	$745,371	$434,472	$4,616,231
Total liabilities	655,095	1,023,186	75,782	1,385,340	3,139,403
Property, plant and equipment[1]	706,330	2,256,687	735,127	42,822	3,740,966

1 Included in Corporate and other activities are $28.3 million of property, plant and equipment that is located in Nevada.